Colfax Corporation

8730 Stony Point Parkway, Suite 150

Richmond, VA 23235

May 5, 2008

BY EDGAR AND FACSIMILE

United States Securities and Exchange Commission

Peggy Fisher, Assistant Director

Division of Corporate Finance

Mail Stop 6010

100 F Street, N.E.

Washington, D.C. 20549

Re:	Colfax Corporation (the “Company”)
Registration Statement on Form S-1
File No. 333-148486
Request for Acceleration of Effective Date

Dear Ms. Fisher:

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, the Company hereby requests acceleration of the effective date of the above-referenced registration statement to 3:00 p.m. Eastern time on May 7, 2008, or as soon thereafter as practicable.

In making this request, we acknowledge that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, COLFAX CORPORATION

/s/ G. Scott Faison
G. Scott Faison Senior Vice President, Finance and Chief Financial Officer